

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2019

Leonard Fluxman
Chief Executive Officer
OneSpaWorld Holdings Limited
Office of Lennox Paton Corporate Services Limited
Bayside Executive Park, Building 3
West Bay Street, P.O. Box N-4875
City of Nassau, Island of New Providence
Commonwealth of The Bahamas

> **Re: OneSpaWorld Holdings Limited**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed February 8, 2019**
> **File No. 333-228359**

Dear Mr. Fluxman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2019 letter.

Form S-4/A Filed February 8, 2019

Note 6: Long-term Debt, page 45

1.   We note your response to prior comment 11. Please tell us how you will account for the forgiveness of debt when the debt is reassigned or repaid by your parent.

Combined Statements of Cash Flows, page F-7

2.   We note your response to prior comments 7 and 8. We note that costs for operating expenses incurred on your behalf by the Parent were recorded as a debit to expense and a corresponding credit to equity as a non-cash equity contribution because these costs "were never intended to be settled and have not been settled by OSW Predecessor." However, based on your response to comment 8 it appears a significant portion of distributions to Parent in excess of net income were attributable to your Parent "forgiving" certain operating expenses incurred on your behalf.

Therefore, it appears that these "forgiven" expenses were, in substance, repaid to your Parent through operating cash flows in amounts that would not have been generated had the expenses paid by the Parent not been "forgiven." In this regard, please tell us your consideration of classifying the portion of payments made to Parent that were able to be funded because of the "forgiveness" of operating and other associated expenses as operating cash outflows rather than financing cash outflows.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Peter S. Seligson